June 13, 2025

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	FreightCar America, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed February 28, 2025

File No. 333-285463

Ladies and Gentlemen:

On behalf of our client, FreightCar America, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 14, 2025, relating to the Company’s Registration Statement on Form S-3 filed via EDGAR on February 28, 2025.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-3 filed February 28, 2025

General

1.	Please revise your registration statement to specifically incorporate by reference your Form 10-K for the fiscal year ended December 31, 2024. Refer to Item l 2(a)(1) of Form S-3. In addition, your filing currently omits certain disclosure concerning officers and directors that is required by the Form. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 1 of Amendment No. 1 accordingly. The Company further advises the Staff that, although it is no longer required pursuant to Compliance and Disclosure Interpretation Question 114.05 to include the Part III information, the Company filed its proxy statement relating to its 2025 annual stockholders’ meeting, which includes the Part III information, on April 3, 2025.

June 13, 2025 Page 2

Selling Stockholder, page 27

2.	Please revise page 29 to clearly indicate the beneficial owner and natural person with dispositive voting power for the entity in the table.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no natural persons who have or share beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the shares held by OC III LVS XII LP, OC III LVS XXVIII LP or OC III LFE II LP (collectively with OC III LVS XII LP and OC III LVS XXVIII LP, the “PIMCO Entities”), each an affiliate of CO Finance LVS VI LLC, and together with CO Finance LVS VI LLC, each an affiliate of Pacific Investment Management Company LLC (“PIMCO”) . The Company understands from the PIMCO Entities that none of the natural persons who participate in voting or investment decisions on behalf of the PIMCO Entities has the individual right to control (or block) voting or investment decisions on behalf of the investment funds and, in each case, the number of natural persons who participate in such voting and investment decision-making with respect to securities held by the investment funds exceeds three.  The PIMCO Entities have informed the Company that, consistent with the Staff's guidance in the Southland Corporation No-Action Letter (July 8, 1987), they do not believe that any natural person should be deemed to have or share beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the shares held by such investment funds. Because the disclosure called for in the registration statement relating to beneficial ownership of the Company's securities specifically identifies, in Instruction 2 to Item 403 of Regulation S-K, that such beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act, the Company believes that no natural person is required to be identified as a beneficial owner of the securities held by the PIMCO Entities.  The Company further respectfully directs the staff to C&DI Question 140.02 (revised July 26, 2016) and former Question 240.04 (withdrawn July 26, 2016), which previously required disclosure of natural persons in similar circumstances but were revised (or withdrawn) to eliminate this requirement.

If you have any questions, please feel free to contact me at (212) 294-2639. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Celia R. Perez, FreightCar America, Inc. Michael Riordan, FreightCar America, Inc.